Exhibit 4.3

                          BPC HOLDING CORPORATION
                    KEY EMPLOYEE EQUITY INVESTMENT PLAN


       1. PURPOSE. The purpose of this BPC Holding Corporation Key Employee Equity Investment Plan (the "PLAN") is to incentivize certain key employees ("PLAN PARTICIPANTS") of BPC Holding Corporation (the "COMPANY") to promote the growth and success of the Company and its subsidiaries by offering opportunities to purchase shares of the common stock, par value $0.01 per share ("COMMON STOCK"), of the Company.

       2. ADMINISTRATION. The Plan shall be administered by a committee (the "COMMITTEE") appointed by the Board of Directors of the Company.
     Subject to the express provisions of the Plan, the Committee shall have the power to select those Plan Participants to whom Common Stock will be offered. The Committee shall determine the number of shares of Common Stock to be offered to each Plan Participant (subject to Sections 4 and 5 of the Plan), the price at which such shares shall be offered and all other terms and conditions of such offer (which need not be identical to any other offer to Plan Participants). The Committee shall have the power to construe and interpret the Plan, to establish, amend and revoke rules and regulations for the administration of the Plan, and to make all other determinations necessary or advisable for the administration of the Plan. All such determinations shall be binding and conclusive on Plan Participants.

       3. ELIGIBILITY. Offers and sales of shares of Common Stock under the Plan may be made to any employee of the Company set forth on Schedule
     A, as it may be amended by the Committee from time to time.

       4. SHARES SUBJECT TO PLAN. The aggregate number of shares of Common Stock that may be sold and issued by the Company pursuant to the Plan shall not exceed 100,000.

       5. SHARES OFFERED TO PLAN PARTICIPANTS. The maximum number shares of Common Stock that a Plan Participant may purchase under the Plan shall be a number of shares of Common Stock such that the aggregate purchase price payable for such shares is equal to the greater of (i) 150% of the aggregate value of the consideration received by such Plan Participant under the Agreement and Plan of Merger, dated May 25,
     2002, among GS Berry Acquisition Corp., GS Capital Partners 2000,
     L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners
     2000 Gmbh & Co. Beteiligungs Kg, Bridge Street Special Opportunities Fund 2000, L.P., GS Capital Partners 2000 Employee Fund, L.P., Stone Street Fund 2000, L.P., BPC Holding Corporation, Berry Plastics Corporation, and the Sellers' Representatives named therein, and the Sellers named therein, and (ii) $60,000.

       6. PURCHASE AGREEMENT. As a condition to the purchase of shares of Common Stock pursuant to the Plan, the Plan Participant shall enter into a Key Employee Stock Purchase Agreement, which shall contain such terms and conditions as determined by the Committee.

       7. RIGHTS NOT TRANSFERABLE. The rights of any Plan Participant under this Plan are not transferable.

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       8.  NO EMPLOYMENT RIGHTS.  The Plan does not constitute a contract of employment, and participation in the Plan will not give any participant the right to be retained in the employ of the Company or any of its direct or indirect majority owned subsidiaries.

       9. AMENDMENT AND TERMINATION OF THE PLAN. The Board may, at any time, or from time to time, suspend, amend or terminate the Plan; provided, however, that no suspension, amendment or termination of the Plan shall adversely alter any rights or obligations of any party to a Key Employee Stock Purchase Agreement entered into pursuant to the Plan prior to any such suspension, amendment or termination.

       10. GOVERNING LAW. The Plan and all determinations made and actions taken pursuant thereto shall be governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.



Adopted:  August 5, 2002